Exhibit 99.1

PENN WEST EXPLORATION ANNOUNCES THE RESIGNATION OF MR. ALLAN MARKIN

FOR IMMEDIATE RELEASE, July 4, 2013

PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“PENN WEST”) announces that effective July 5, 2013, Mr. Allan Markin will be stepping down from the Board of Penn West.

On behalf of the Board of Directors, Chairman, Mr. Rick George commented “we appreciate the contributions Al has made to Penn West in the time he was on the Board. We will continue to focus on many of the areas of value enhancement he championed.”

Penn West continues to progress its transition plans with the Special Committee of the Board, chaired by Jay Thornton, moving forward on a detailed plan to review company strategy and assets. In addition, the company’s new President and CEO, Dave Roberts, is now in place working detailed asset reviews, capital spending plans, personnel optimization and organizational structure.

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST EXPLORATION Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3 Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor_relations@pennwest.com

Dave Roberts, President & Chief Executive Officer

Phone: 403-777-2511

E-mail: dave.roberts@pennwest.com

Clayton Paradis, Manager, Investor Relations

Phone: 403-539-6343

E-mail: clayton.paradis@pennwest.com